EXHIBIT 99.1

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.0001 per share, of Marblegate Capital Corporation, a Delaware corporation, is being filed and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: April 17, 2025

MARBLEGATE SPECIAL OPPORTUNITIES MASTER FUND, L.P., By: MARBLEGATE SPECIAL OPPORTUNITIES GP, LLC, its General Partner, By: Marblegate Holdings, LLC, its Managing Member

/s/ Andrew Milgram
Name: Andrew Milgram
Title: Managing Partner

MARBLEGATE STRATEGIC OPPORTUNITIES MASTER FUND I, L.P., By: MARBLEGATE SPECIAL OPPORTUNITIES GP, LLC, its General Partner, By: Marblegate Holdings, LLC, its Managing Member

/s/ Andrew Milgram
Name: Andrew Milgram
Title: Managing Partner

MARBLEGATE TACTICAL III MASTER FUND I, L.P., By: MARBLEGATE TACTICAL III GP, LLC, its General Partner, By: Marblegate Holdings, LLC, its Managing Member

/s/ Andrew Milgram
Name: Andrew Milgram
Title: Managing Partner

/s/ Andrew Milgram
ANDREW MILGRAM

/s/ Paul Arrouet
PAUL ARROUET

MARBLEGATE COBBLESTONE MASTER FUND I, L.P., By: MARBLEGATE SPECIAL OPPORTUNITIES GP, LLC, its General Partner, By: Marblegate Holdings, LLC, its Managing Member

/s/ Andrew Milgram
Name: Andrew Milgram
Title: Managing Partner

MARBLEGATE TACTICAL III MASTER FUND II , L.P., By: MARBLEGATE SPECIAL OPPORTUNITIES GP, LLC, its General Partner, By: Marblegate Holdings, LLC, its Managing Member

/s/ Andrew Milgram
Name: Andrew Milgram
Title: Managing Partner

MARBLEGATE PARTNERS MASTER FUND I, L.P., By: MARBLEGATE PARTNERS I GP, LLC, its General Partner, By: Marblegate Holdings, LLC, its Managing Member

/s/ Andrew Milgram
Name: Andrew Milgram
Title: Managing Partner

MARBLEGATE PARTNERS MASTER FUND II, L.P., By: MARBLEGATE PARTNERS I GP, LLC, its General Partner, By: Marblegate Holdings, LLC, its Managing Member

/s/ Andrew Milgram
Name: Andrew Milgram
Title: Managing Partner

MARBLEGATE SPECIAL OPPORTUNITIES GP, LLC, By: Marblegate Holdings, LLC, its Managing Member

/s/ Andrew Milgram
Name: Andrew Milgram
Title: Managing Partner

MARBLEGATE HOLDINGS, LLC

/s/ Andrew Milgram
_____
Name: Andrew Milgram
Title: Managing Partner

MARBLEGATE TACTICAL III GP, LLC,
By: Marblegate Holdings, LLC, its Managing
Member

/s/ Andrew Milgram
_____
Name: Andrew Milgram
Title: Managing Partner

MARBLEGATE PARTNERS I GP, LLC
By: Marblegate Holdings, LLC, its Managing
Member

/s/ Andrew Milgram
_____

MARBLEGATE IM HOLDINGS, LLC

/s/ Andrew Milgram
_____
Name: Andrew Milgram
Title: Managing Partner

MARBLEGATE ASSET MANAGEMENT, LLC,
By: Marblegate IM Holdings, LLC, its Managing
Member

/s/ Andrew Milgram
_____
Name: Andrew Milgram
Title: Managing Partner

[Signature Page to Joint Filing Statement]